Exhibit 5(A)
December 12, 2023
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

RE: Registration Statement on Form S-8
Ladies and Gentlemen:
I am Vice President and Associate General Counsel of Old Republic International Corporation, a Delaware corporation (the “Company”). This opinion is rendered in connection with the Registration Statement on Form S-8 filed on the date hereof relating to the registration of an additional 25,000,000 shares of the Company’s Common Stock, $1.00 par value per share (the “Additional Shares”), pursuant to the terms of the ORI 401(k) Savings and Profit Sharing Plan (the “ORI 401(k) Plan”), which, effective December 30, 2022, amended and restated the Old Republic International Corporation Employees Savings and Stock Ownership Plan.
In connection therewith, I have examined originals or copies identified to my satisfaction of such documents, corporate and other records, certificates and other papers as I deemed necessary to examine for purposes of this opinion, including but not limited to the Amended and Restated Certificate of Incorporation and the Amended and Restated By-laws of the Company, resolutions of the board of directors of the Company, and the ORI 401(k) Plan.
It is my opinion that the Additional Shares, when issued pursuant to the ORI 401(k) Plan, will be validly issued, fully paid and non-assessable.
I consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to my name under “Interests of Named Experts and Counsel” in the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act.
Very truly yours,

/s/ Winston G. Collier
Winston G. Collier
Vice President and Associate General Counsel